

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Jennifer F. Scanlon
President and Chief Executive Officer
UL Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

> **Re: UL Inc.**
> **Amendment No. 5 to Draft Registration Statement on Form S-1**
> **Submitted December 22, 2022**
> **CIK No. 0001901440**

Dear Jennifer F. Scanlon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form S-1

Risk Factors
Compliance with China's new laws, regulations and guidelines relating to data privacy..., page 39

1.   We note your revised disclosure in this risk factor and your response to our prior comments that you do not believe you or UL-CCIC are subject to CAC regulations. Please include a statement to that effect in this risk factor and discuss the basis on which you made that determination.

Notes to the Condensed Consolidated Financial Statements
1. Significant Accounting Policies
Basis of Presentation, page F-56

2.   In changing the inputs used to estimate the revenue recognition, you state that project phase data was not previously available. Please tell us why it was not available and the circumstances that changed to make this data available.

     You may contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cathy A. Birkeland, Esq.